Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@ eversheds-sutherland.com
May 13, 2021

Lisa Larkin, Senior Counsel
Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20002

Re:    NC SLF Inc.
Registration Statement on Form 10
File No. 000-56265
Dear Ms. Larkin:
On behalf of NC SLF Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that we received on April 29, 2021 regarding the Company’s registration statement on Form 10 (File No. 000-56265) (the “Initial Registration Statement”) filed on April 1, 2021. The Staff’s comments are set forth below and are followed by the Company’s responses. All page numbers herein refer to the Company’s amended registration statement on Form 10 (File No. 000-56265) filed on May 13, 2021 (the “Registration Statement”). Capitalized terms used in this letter but not otherwise defined herein have the meanings specified in the Registration Statement.
Page 1 – Explanatory Note

1.At the end of the second bullet point, please add, “Therefore, the Company’s shares constitute illiquid investments.”

Response: The Company has revised the second bullet point on page 1 in response to the Staff’s comment.

2.Please add bullet points explaining that:

•If the Company makes additional offerings of its shares in the future, an investor may be required to make additional purchases of the Company’s shares on one or more dates to be determined by the Company.
•Investment in the Company is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Company.
•Distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Company for investment. Any capital returned to you through distributions will be distributed after payment of fees and expenses.

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Lisa Larkin, Senior Counsel May 13, 2021 Page 2
•The Fund will invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated; below investment grade securities, which are often referred to as “junk” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal.
•The privately-held companies and below-investment-grade securities in which the Fund will invest will be difficult to value and are illiquid.
Response: The Company has revised page 1 of the Registration Statement in response to the Staff’s comment.
Page 4 – Item 1. Business

3.In the last line of the first paragraph, disclosure states that the Company “shall commence the wind up of operations two years following the expiration of the Investment Period, subject to additional extensions, each for an additional one year period, upon approval of the holders of a majority of the Company’s then outstanding Shares.” Please tell us supplementally whether the Company will establish a liquidating trust as part of the liquidation process.
Response: The Company respectfully advises the Staff on a supplemental basis that, at this time, the Company has not determined whether the Company will establish a liquidating trust in connection with the liquidating of assets.

4.In the first line of the third paragraph, disclosure states that the Company may make investments through wholly-owned subsidiaries. Please disclose:

a.That the Company complies with the provisions of the Investment Company Act of 1940 governing investment policies (Section 8) and capital structure and leverage (Section 61) on an aggregate basis with the subsidiaries.
b.That each investment adviser to the subsidiaries complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the Company under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Company and the subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Company’s and the subsidiary’s investment advisory agreements may be combined.
c.That each subsidiary complies with provisions relating to affiliated transactions and custody (Section 57). Also, please identify the custodian of the subsidiary.
d.The basis for determining that undistributed income derived from the subsidiary is qualifying income, such as an opinion of counsel.
e.Any of the subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Company. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

Please confirm in correspondence that the financial statements of the subsidiary will be consolidated with those of the Company. Please also confirm that: (1) the subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the subsidiary’s expenses will be included in “Other Expenses” in the Company’s fee table; (2) the subsidiary, if organized and operating outside the United States, and its board of directors will agree to designate an agent for service of process in the United States; and (3) the subsidiary and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

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Response: The Company respectfully advises the Staff on a supplemental basis that the wholly owned subsidiaries of the Company are domestic subsidiaries, rather than foreign subsidiaries that would require the disclosure set forth in bullets a-e.

In addition, the Company confirms that (1) the subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the subsidiary’s expenses will be included in “Other Expenses” in the Company’s fee table; (2) the subsidiary, if organized and operating outside the United States, and its board of directors will agree to designate an agent for service of process in the United States; and (3) the subsidiary and its board of directors will agree to inspection by the Staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act of 1940, as amended (the “1940 Act”) and the rules thereunder.

Page 6 – Investment Objective and Portfolio

5.In the fifth line of the first paragraph, disclosure states that the Company will predominantly target investments in U.S. middle market businesses. Please disclose whether the Company may make investments in foreign securities, including emerging markets, and if so, disclose the risks of such investments, as applicable.

Response: The Company respectfully advises the Staff on a supplemental basis that the Company does not currently expect to make investments in foreign securities.

6.In the sixth and seventh lines of the first paragraph, disclosure states, “We will also be permitted to make protective investments…” Please disclose in plain English how the Company defines “protective investments.”

Response: The Company has revised the fourth full paragraph of page 7 of the Registration Statement in response to the Staff’s comment.

7.In the ninth line of the first paragraph, disclosure states, “The Company will focus on privately originated debt to performing U.S. middle market companies.” Please disclose in plain English what qualifies as a “performing” middle market company and “privately originated debt.” Please also make clear that the companies issuing this debt will generally be eligible portfolio companies as described below in the Registration Statement.

Response: The Company has revised the fourth full paragraph of page 7 of the Registration Statement in response to the Staff’s comment.

Page 7 – Investment Criteria

8.In the sixth bullet point, disclosure states that Target Portfolio Companies will typically exhibit characteristics, such as “strong recurring revenue or “re-occurring” revenue, with good visibility of backlog and revenue.” Please define “good visibility of backlog and revenue” using plain English.

Response: The Company has revised the sixth bullet point on page 8 of the Registration Statement in response to the Staff’s comment.

Page 10 – Unitranche Loans

9.In the first line of the second paragraph, disclosure states, “In addition, from time to time we may also enter into revolving credit facilities, bridge financing commitments, delayed draw commitments or other commitments which can result in providing future financing to a Portfolio Company.” Please explain to us whether the Company will make capital commitments

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that may be unfunded for some period of time. If so, please explain to us whether the Company will treat its unfunded commitments as senior securities under section 61 of the Investment Company Act. If the Company will have unfunded commitments that it will not treat as senior securities, please provide us with a representation that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and include an explanation as to why the Company believes it will be able to cover its future unfunded investment commitments.

Response: The Company respectfully advises the Staff on a supplemental basis that it may in the future make capital commitments that may be unfunded for some period of time. The Company intends to maintain assets sufficient to cover any such unfunded commitment. The Company represents that, for purposes of determining the asset coverage requirements contained in Section 61 of the 1940 Act, the Company will treat its unfunded commitments as senior securities. The Company will maintain sufficient cash and/or borrowing capacity to cover the value of its unfunded commitments. The Company expects to fund any future unfunded commitments from drawdowns of capital commitments, advances from a credit facility, segregated assets or other sources consistent with SEC rules and regulations and related Staff interpretations.

Page 10 – Investment Selection and Process

10.The first sentence states that the investment process consists of four distinct phases. However, it appears that disclosure describes three phases: Origination, Credit Evaluation, and Execution. Please address the inconsistency.

Response: The Company respectfully advises the Staff on a supplemental basis that the fourth phase is portfolio company monitoring, which is described on page 12 of the Initial Registration Statement and on page 13 of the Registration Statement.

Page 14 – Fourth Column Titled “Ongoing”

11.In connection with the discussion about the monitoring approach employed by the Senior Loan Investment Team, disclosure states that the team will “monitor ESG risks, concerns and opportunities.” This is the first time that disclosure refers to ESG, and it is unclear what role ESG plays in the Company’s investments. Please add appropriate disclosure throughout the registration statement that addresses the Company’s definition of ESG, as well as the related strategies and risks.

Response: The Company has revised page 15 of the Registration Statement to delete the disclosure relating to the team monitoring ESG risks, concerns and opportunities. The Company respectfully advises the Staff on a supplemental basis that monitoring ESG risk is one of many factors considered as part of the Senior Loan Investment Team’s assessment of investment opportunities but is not being used an investment screening tool.

Page 16 – Valuation of Portfolio Investments

12.Staff notes that valuation related disclosure states “For all valuations, the Audit Committee of our Board (the “Audit Committee”), which consists solely of directors who are not ‘‘interested persons’’ of the Company, as such term is used under the 1940 Act (the ‘‘Independent Directors’’), will review these preliminary valuations and our Board, a majority of whom are Independent Directors, will discuss the valuations and determine the fair value of each investment in the portfolio in good faith; provided, however, that to the extent our assets are treated as ‘‘plan assets’’ for purposes of ERISA, the Sub-Administrator will determine valuations using only those valuation methodologies reviewed and approved by the Audit Committee and our Board, and our Board will accept such valuations prepared by the Sub-Administrator in accordance therewith.” In addition, disclosure on page 48 further

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states that, “Under such circumstances, the valuations of such third-party and unaffiliated valuations firms must be used without adjustment. (emphasis added)”

Please modify the disclosures referenced above and any other similar valuation related disclosure, as appropriate, to, for the avoidance of doubt, make it clear that valuations prepared by the Sub-Administrator will be used without adjustment only to the extent that the Board (or its designated Committee) consider the determinations representative of fair value in good faith.

Response: The Company has revised page 49 of the Registration Statement in response to the Staff’s comment.

Page 23 – Failure to Qualify as a RIC

13.In the last line of the first paragraph, disclosure states, “Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s tax basis, and any remaining distributions would be treated as a capital gain.” Please define “return of capital” using plain English.

Response: The Company has revised page 24 of the Registration Statement in response to the Staff’s comment.

Page 33 – Management Fee

14.Please provide disclosure of the accounting policy for management fees, related “Withheld Amounts” and the measurement of impairments in accordance with ASC Topic 310-10-35.

In relation to disclosure included in the third paragraph discussing “Withheld Amounts,” please confirm that the recoupment period for “Withheld Amounts” is limited to three years from the date of any reductions and include disclosure describing the operation of the recoupment and its impact on the rate of management fee rate paid in a period subsequent to the recoupment. If, however, a liability for the payment of management fees related to “Withheld Amounts” is recorded, please confirm if there are any additional criteria (e.g. end of the Investment Period), other than those disclosed, that trigger the payment or waiver of these amounts.

Response: The Company has revised page 34 of the Registration Statement in response to the Staff’s comment. The Company respectfully advises the Staff on a supplemental basis that the recoupment period relating to the Withheld Amounts (as defined in the Registration Statement) is limited to three years from the date of any reductions.

15.In the second paragraph, disclosure states that the Management Fee will be calculated “at an annual blended rate with respect to the Company’s Assets Invested (defined below) at the end of each quarterly period by reference to (i) 0.75% in case of Assets Invested equal to or less than $500 million, (ii) 0.65% in case of Assets Invested greater than $500 million and equal to or less than $1 billion and (iii) 0.60% in case of Assets Invested greater than $1 billion, in each case, in the manner set forth in Figure A below.” This section discusses the calculations based on the initial closing and identifies breakpoints depending on the varying amount of the Company’s Assets Invested. However, disclosure on page 4 refers to the possibility of subsequent closings, which suggests that an investor might pay a different management fee depending on when the investor invests. Therefore, it is unclear whether the management fee structure raises issues under Section 61 of the Investment Company Act. Please tell us whether all shareholders will bear their proportionate share of the same Management Fee each quarter regardless of when they invest.

Response: The Company respectfully advises the Staff on a supplemental basis that the management fee structure does not raise any issues under Section 61 of the 1940 Act because

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all shareholders will bear their proportionate share of the same Management Fee each quarter regardless of when they invest.

Page 34 - Expenses

16.Please consider expanding upon the management fee calculation example titled, “Figure A Management Fee Calculation” to demonstrate the operation of the management fee “withheld amounts” and their subsequent reversals. In addition, please confirm the accuracy of the reference to “...quarter 12...” in footnote 3, of the current example, given that the footnote is linked to a reference to quarter 8 and beyond.

Response: The Company respectfully advises the Staff on a supplemental basis that it would be speculative for the Company to assume any reductions of the management fee by Withheld Amounts as such calculation is based on the Company’s cumulative impairments and realized losses since inception on the Company’s portfolio investments, which the Company cannot reasonably ascertain. Similarly, it would be speculative for the Company to assume any subsequent reversals of any Withheld Amounts as such calculation is based on subsequently reversed impairments and realized losses, which the Company cannot reasonably ascertain. In this regard, the Company has revised page 35 of the Registration Statement to reflect that the table assumes no reductions of the management fee by Withheld Amounts.

In addition, the Company has revised footnote 3 in the table on page 35 of the Registration Statement to refer to quarter 8 rather than quarter 12.

17.Please add to this section a fee table that conforms to requirements of Item 3 of Form N-2. Such disclosure will be helpful to investors.

Response: The Company respectfully declines to comply with this comment. Unlike Form N-2, Form 10 does not require the inclusion of a fee table. Additionally, given that fee tables have not been included in the Form 10 registration statements of other private BDCs, a Form 10 registration statement is not an offering document, and the sophisticated nature of the Company’s investors (i.e., not retail investors), the Company does not believe it is necessary to include such disclosure.

18.Please add an example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N-2. We further request that you include, in the explanatory paragraph following the example, a second example where the five percent return results entirely from net realized capital gains and which uses language substantially the same as the following: “You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return resulting entirely from net realized capital gains (all of which is subject to our incentive fee on capital gains): $ ___ $ ___ $___ $ ___.” Such disclosure will be helpful to investors.

Response: The Company respectfully declines to comply with this comment for similar reasons provided in the response to comment 17 above. Unlike Form N-2, Form 10 does not require the inclusion of such an example. Additionally, given that fee examples have not been included in the Form 10 registration statements of other private BDCs, a Form 10 registration statement is not an offering document, and the sophisticated nature of the Company’s investors (i.e., not retail investors), the Company does not believe it is necessary to include such disclosure.

Page 40 – The Private Offering

19.Please disclose in the prospectus what happens to investors who fail to honor their obligations.

Response: The Company has revised page 41 of the Registration Statement in response to the Staff’s comment.

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Page 48 – There is uncertainty as to the value of our Portfolio Investments because most of our investments are, and may continue to be in private companies and recorded at fair value. In addition, the fair values of our investments are determined by our Board in accordance with our valuation policy.

20.The fourth paragraph includes disclosure stating, “Furthermore, under such circumstances where our assets are not treated as ‘‘plan assets’’ for purposes of ERISA, the types of factors that the Board may take into account in determining the fair value of our investments is generally expanded to include, as appropriate: available market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the Portfolio Company’s ability to make payments, its earnings and discounted cash flows and the markets in which it does business, comparisons of financial ratios of peer companies that are public, comparable merger and acquisition transactions and the principal market and enterprise values.”

Please modify this disclosure to address any inconsistency in the reference to the expansion of the types of factors that might be considered by the Board in determining fair value, as compared to the factors that might be considered by the Sub-Administrator when independently valuing Portfolio Investments, which are being treated as “Plan Assets,” in consultation with the Investment Adviser. By implication, the Investment Adviser has an obligation to share with the Sub-Administrator any salient information impactful to valuation it has in its possession relevant to many if not all of the factors delineated in the disclosure.

Response: The Company has revised page 49 of the Registration Statement in response to the Staff’s comment.

Page 69 – We may be subject to risks associated with our investment in junior debt securities.

21.Disclosure states, “We may invest in junior debt securities (for example, in connection with an exchange of Senior Loans for other instruments following a workout or other resolution of a troubled investment).” Please define “workout” using plain English.

Response: The Company has revised page 70 of the Registration Statement in response to the Staff’s comment.

Page 72 – OID and market discount instruments create the risk of non-refundable incentive fee payments to the Investment Adviser based on non-cash accruals that we may not ultimately realize.

22.Disclosure includes a reference to an incentive fee which is not previously disclosed. Please confirm the accuracy of this statement and modify as appropriate.

Response: The Company has revised page 73 of the Registration Statement to delete the reference to an incentive fee as the Company’s investment adviser will not receive an incentive fee.

Page 78 – Provisions of the Maryland General Corporation Law and our Charter and Bylaws
could deter takeover attempts and have an adverse effect on the price of our Shares.

23.In the sixth line, disclosure states, “The SEC staff has rescinded its position that, under the 1940 Act, an investment company may not avail itself of the Maryland Control Share Acquisition Act. As a result, we will amend our Bylaws to be subject to the Maryland Control Share Acquisition Act, only if the Board determines that it would be in our best interests to do so, including in light of the Board's fiduciary obligations, applicable federal and state laws, and the particular facts and circumstances surrounding the Board's decision. If such conditions are

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met, and we amend our Bylaws to repeal the exemption from the Maryland Control Share Acquisition Act, the Maryland Control Share Acquisition Act also may make it more difficult for a third party to obtain control of us and increase the difficulty of consummating such a transaction.” Please include the bylaws as an exhibit in Part C. We may have further comments. Also, please tell us how and when you will notify shareholders if the Company amends the bylaws.

Response: The Company has filed its bylaws as an exhibit to the Registration Statement. The Company advises the Staff that it will notify shareholders if the Company amends its bylaws in a current report on Form 8-K.

Page 103 – Capital Stock

24.In the last paragraph, disclosure states, “Our charter also provides that the Board may classify or reclassify any unissued shares of common stock into one or more classes or series of common stock or preferred stock by setting or changing the preferences, conversion or other rights, voting powers, restrictions, or limitations as to dividends and other distributions, qualifications, or terms or conditions of redemption of the Shares.” Please explain supplementally what steps the Company would take if the Board determined to undertake such classification or reclassification into one or more classes or series.

Response: The Company respectfully advises the Staff on a supplemental basis that the Company does not intend to issue multiple classes of securities and the disclosure on page 103 of the Initial Registration Statement is describing that the Company’s charter permits the issuance of common stock and preferred stock.

25.In the fourth column of the table that describes the classes of stock to be outstanding, it appears that footnote 3 is at the end of the heading, however there is no accompanying text to the footnote. Please explain.

Response: The Company advises the Staff that the label (3) is intended to refer to column (3) in the table, and has made a corresponding clarifying edit on page 104 of the Registration Statement.

Page 106 – Action by Stockholders

26.The last sentence states, “These provisions, combined with the requirements of our bylaws regarding the calling of a Shareholder-requested special meeting of Shareholders discussed below, may have the effect of delaying consideration of a Shareholder proposal until the next annual meeting.” Please revise the last sentence to state that the written consent provisions may have the effect of delaying consideration of a shareholder proposal indefinitely, instead of merely to the next annual meeting.

Response: The Company has revised page 107 of the Registration Statement in response to the Staff’s comment.

*    *    *

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If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0176 or Payam Siadatpour at (202) 383-0278.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	John D. McCally, Esq., Managing Director and Associate General Counsel, Nuveen Payam Siadatpour, Esq. Anne G. Oberndorf, Esq.